Filed by Tejas  Bancshares,  Inc.
                Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                         Subject Company: Tejas Bancshares, Inc.
                                                   Commission File No. 000-24023


On December 14, 2001, the president of Tejas Bancshares, Inc., a Texas corporation, mailed the following letter to the company's shareholders:


Friday, December 14, 2001


TO:      Tejas Bancshares, Inc. Shareholders


On December 13, 2001, I made a public announcement of the agreement entered into by Tejas Bancshares, Inc. and Wells Fargo & Co. providing for the acquisition of Tejas and its subsidiary, The First National Bank of Amarillo, by Wells Fargo & Co.

I am enclosing a copy of the press release, which contains certain details of the transaction, for your information. As the press release mentions, your Board of Directors of Tejas Bancshares will call a special meeting of the shareholders seeking your approval of this acquisition. You will receive additional information and notification when the meeting date is set.

All of us at The First National Bank of Amarillo appreciate the business you do with your bank and thank you in advance for your continued support.

Sincerely,


John Stradley
President

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     Tejas Bancshares, Inc. and Wells Fargo & Company will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). When filed, shareholders of Tejas Bancshares, Inc. and other investors are urged to read the proxy statement/prospectus and any other relevant documents to be filed with the SEC, because they will contain important information about Wells Fargo & Company, Tejas Bancshares, Inc., the proposed merger and related matters. Shareholders and investors will be able to obtain these documents free of charge at the SEC"s website, www.sec.gov. In addition, documents filed with the SEC by Tejas Bancshares, Inc. will be available free of charge from the Secretary of Tejas Bancshares, Inc. at 905 South Fillmore, Suite 701, Amarillo, Texas 79101, Telephone (806) 373-7900.

READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

     This letter may be deemed to be solicitation material in respect of the proposed merger. Tejas Bancshares, Inc. and its board of directors will be soliciting proxies form Tejas Bancshares, Inc. shareholders in favor of the merger. Other participants in the solicitation may include the executive officers and certain employees of Tejas Bancshares, Inc. For information about the directors and executive officers of Tejas Bancshares, Inc., shareholders are urged to refer to the most recent proxy statement issued by Tejas Bancshares, Inc., which is available free of charge at the SEC"s website, www.sec.gov.